SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             BARNEYS NEW YORK, INC.
               --------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK,
                            $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   06808T 10 7
                        --------------------------------
                                 (CUSIP Number)

                                  JUNE 1, 1999
               --------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      | |   Rule 13d-1(b)

      | |   Rule 13d-1(c)

      |X|   Rule 13d-1(d)





















                                                               Page 1 of 4 pages

---------------------------                              -----------------------
CUSIP NO. 06808T 10 7               SCHEDULE 13G         PAGE 2 OF 4 PAGES
---------------------------                              -----------------------

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  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Isetan Company Limited

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     _
                                                                       (a) |_|
                                                                            _
                                                                       (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY



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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Japan

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                   5   SOLE VOTING POWER

    NUMBER OF          1,200,785 shares
     SHARES
                  --------------------------------------------------------------
                   6   SHARED VOTING POWER

   BENEFICIALLY        0
    OWNED BY
                  --------------------------------------------------------------
                   7   SOLE DISPOSITIVE POWER
      EACH
   REPORTING           1,200,785 shares

                  --------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
     PERSON
      WITH:            0

--------------------------------------------------------------------------------
  9   AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,200,785 shares

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            _
                                                                           |_|

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.2%

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 12   TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------

* See Instructions before answering.

---------------------------                              -----------------------
CUSIP NO. 06808T 10 7               SCHEDULE 13G         PAGE 3 OF 4 PAGES
---------------------------                              -----------------------

ITEM 1.

      The name of the issuer is Barneys New York, Inc. (the "Company"). The Company's principal executive offices are located at 575 Fifth Avenue, New York, New York 10017.


ITEM 2.

      This Schedule 13G is filed by Isetan Company Limited ("Isetan"), a corporation organized under the laws of Japan. Isetan's principal address is 14-1, Shinjuku 3-chome, Shinjuku-ku, Tokyo, Japan 160-0022. Isetan has acquired shares of the Company's common stock, par value $.01 per share (the "Common Stock") (CUSIP # 06808T 10 7) and a warrant to acquire certain shares of Common Stock.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) or 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4.     OWNERSHIP.

      On January 28, 1999, in connection with the reorganization of the Company, Isetan acquired from the Company 913,061 shares of Common Stock (the "Shares"), and an affiliate of Isetan acquired a warrant to purchase 287,724 shares of Common Stock (the "Warrant"). This affiliate subsequently merged with and into Isetan. The Warrant is exercisable until January 28, 2002. The Shares and the Warrant collectively represent approximately 9.2% of the outstanding shares of Common Stock. Isetan holds the sole power to vote or to direct the vote, and to dispose or direct the disposition, of all the Shares and the Warrant.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

---------------------------                              -----------------------
CUSIP NO. 06808T 10 7               SCHEDULE 13G         PAGE 4 OF 4 PAGES
---------------------------                              -----------------------

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATION.

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 FEBRUARY  14, 2000
                                       -----------------------------------------
                                       Date

                                                /S/ YOSHINARI SAKUMA
                                       -----------------------------------------
                                       Signature

                                       YOSHINARI SAKUMA/EXECUTIVE VICE PRESIDENT
                                       -----------------------------------------
                                       Name/Title